UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

First Guaranty Bancshares, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

 32043P106

(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32043P106
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Douglas V. Reynolds
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION West Virginia, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 618,875
	6	SHARED VOTING POWER 7,593.2164
	7	SOLE DISPOSITIVE POWER 618,875
	8	SHARED DISPOSITIVE POWER 7,593.2164
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 626,468.2164
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.02%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 32043P106
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON M.T. Reynolds Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION West Virginia, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 49,806
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 49,806
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,806
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%
12	TYPE OF REPORTING PERSON OO

Item 1(a).	Name of Issuer:

First Guaranty Bancshares, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

400 East Thomas Street

Hammond, Louisiana 70401

Item 2(a).	Name of Person Filing.

Douglas V. Reynolds and the M.T. Reynolds Irrevocable Trust (“MT Trust”).

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The principal business office of each of Mr. Reynolds and the MT Trust is P O Box 4040, Huntington, West Virginia 25729

Item 2(c).	Citizenship.

Mr. Reynolds is a resident of West Virginia, USA. MT Trust was formed in West Virginia, USA.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $1.00 per share

Item 2(e).	CUSIP Number:

32043P106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)	Amount beneficially owned: 676,274.2164 shares of Common Stock

(b)	Percent of Class: 5.42%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or direct the vote: 618,875

(ii)	shared power to vote or direct the vote: 57,399.2164

(iii)	sole power to dispose or direct the disposition of: 618,875

(iv)	shared power to dispose or direct the disposition of: 57,399.2164

Mr. Reynolds disclaims beneficial ownership of the shares held by MT Trust except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

/s/ Douglas V. Reynolds
Douglas V. Reynolds, individually and in his capacity as Trustee of M.T. Reynolds Irrevocable Trust